

Immuno-Oncology Drug Development:

Exposing Tumors to Immune Response



C-Reveal is an immuno-oncology drug development company focused on exposing tumors to immune responses and therapies.



- Proprietary technology developed at Harvard University and Mass General Hospital



- Controls the rights to two closely related validated cancer targets

- Developing small molecule inhibitor drugs against these targets that disable a key tumor immuno-cloaking mechanism

The Problem

Many tumors produce a cloaking mechanism that hides cancer cells from the immune system.

- Killing of tumor cells by the immune system depends on the presence of recognizable and unique tumor antigens (antigen load).

- Low antigen load is a critical limiting factor that prevents the immune response from successfully targeting cancer cells for destruction.



Key Discovery

We have identified two key enzymes that prevent the immune system from recognizing and killing cancer cells. (patent-pending)

- Structurally unique from other enzymes

- Widely expressed in different cancers

- Produced exclusively in cancer cells and not in healthy tissues

- Provide actionable targets for the treatment of cancer



Solution

C-Reveal is developing inhibitors for these key enzymes as drug candidates to allow the immune system to recognize and attack cancer cells.

Inhibitor expected benefits:

- Disables tumor immune cloaking mechanism

- Exposes tumors to immune responses and therapies

- Improves efficacy of cancer treatments

- Applies to a broad range of cancers



Market Opportunity



The global oncology drug market was valued at $141 billion in 2019.

$394.2 billion   Projected to reach $394.2 billion in 2027

12%   12% CAGR

31%   Cancer cases up 31% since 2010 to more than 1.8 million in the U.S. alone

$150,000   Current checkpoint inhibitors have a list price of almost $150,000 per year

Source: Fortune Business Insights

Evotec Partnership



C-Reveal is partnering with Evotec, a leading contract research organization, to perform a high throughput chemical screen for drug candidate discovery.

- Evotec is a world-leader in hit identification

- The company's compound collection represents one of the largest and most valuable sources of starting points for drug discovery

- 700,000 compounds representing 2 million molecules

- Supports client screening campaigns through multiple platforms



Exit Strategy

Our planned exit strategy is to sell to a major pharmaceutical company.



Oncology companies have been popular acquisition targets in recent years, often selling for multi-billion dollar price tags.

Examples:

- *Pfizer's 2019 acquisition of Array BioPharma for $11 billion*
- *Eli Lilly's 2019 acquisition of Loxo Oncology for $8 billion*
- *GlaxoSmithKline's 2019 acquisition of Tesaro for $5.1 billion*

100%

Median premium for oncology acquisitions over last five years = 100% for transactions with deal value of more than $5 billion (McKinsey)

Previous Exits



C-Reveal's founders have a history of generating successful exits:

 Loxo Oncology, sold to Eli Lilly for $8 billion

 Gritstone Oncology, IPO at $100 million market cap

 PhosImmune, acquired by Agenus (NASDAQ: AGEN) for $45 million

 Serascience, sold to Abingdon Health (undisclosed amount)

 Revitope, valued at $100 million in transaction with Junshi Biosciences

Team



C-Reveal has a highly experienced leadership team with multiple exits.



Thomas Haag, Ph.D, J.D.
CEO
- Co-Founder, Managing Partner, Linden Lake Venture Capital and Haag Life Sciences Law
- Co-Founder and Interim CEO of PhosImmune, Inc, acquired by Agenus (NASDAQ: AGEN)
- B.S. Biology, UCLA; Ph.D. Molecular Cell & Developmental Biology, UCLA; J.D. with Honors, George Washington University



Mark Cobbold, M.D., Ph.D.
Scientific Co-Founder
- V.P. Oncology Early Discovery, AstraZeneca
- Associate Professor at Massachusetts General Hospital (MGH) and Harvard Medical School
- Scientific Co-Founder, Gritstone Oncology Inc. (IPO 2018), Serascience (acquired by Abingdon Health), PhosImmune Inc. (acquired by Agenus) and Revitope Oncology (acquired by Junshi Biosciences)

Team



C-Reveal has a highly experienced leadership team with multiple exits.



Keith Flaherty, M.D.

Scientific Co-Founder

- Professor of Medicine at Harvard Medical School
- Director of Termeer Center for Targeted Therapies, Director of Clinical Research, and Richard Saltonstall Endowed Chair in Oncology at Mass General Hospital Cancer Center
- Co-Founder and SAB Chair, Loxo Oncology (acquired by Eli Lilly in 2019 for $8 billion)
- B.S., Yale, M.D. Johns Hopkins



Cyril Benes, Ph.D.

Scientific Co-Founder

- Director Oncology Bioinformatics, Genomics Institute of the Novartis Research Foundation
- Former Assistant Professor, Harvard Medical School
- Former Head of the Center for Molecular Therapeutics, Mass General Cancer Center